UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.
(Name of Subject Company (issuer))
QLT Inc. (issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Shares, Without Par Value
(Title of Class of Securities)
746927102
(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way
Vancouver, British Columbia V5T 4T5
(604) 707-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
COPY TO:
CHRISTOPHER J. CUMMINGS
SHEARMAN & STERLING LLP
COMMERCE COURT WEST
SUITE 4405, P.O. BOX 247
TORONTO, ONTARIO M5L 1E8
(416) 360-8484
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

Not applicable	Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer:     ☐

EXCERPTS FROM QLT INC. Q206 CONFERENCE CALL
THURSDAY, JULY 27, 2006 8:30 am EST/5:30 am PST
This presentation is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of QLT common stock. The solicitation and the offers to buy QLT common stock will only be made pursuant to a separate offer to purchase and related materials. At the time the tender offer is commenced, QLT will file a Tender Offer Statement on Schedule TO with the SEC. Shareholders should carefully read the Tender Offer Statement, the offer to purchase, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. The offer to purchase, the related letter of transmittal and certain other documents are expected to be sent to all holders of QLT common stock, at no expense to them, promptly following commencement of the offer. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed by QLT with the SEC) will also be available at no charge at the SEC’s website at http://www.sec.gov. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.
CORPORATE PARTICIPANTS
Therese Hayes
QLT Inc. — VP Investor Relations
Bob Butchofsky
QLT Inc. — President and CEO
Cam Nelson
QLT Inc. — CFO
CONFERENCE CALL PARTICIPANTS
Dimi Ntantoulis
UBS Securities — Analyst
Prakash Gowd
National Bank Financial — Analyst
David Dean
Sprott Securities — Analyst
Sandy Dare
Morgan Stanley — Analyst
Christine Charette
BMO Capital Markets — Analyst
Hari Sambasivam
Merrill Lynch — Analyst
Aaron Bennett
Westwind Partners — Analyst
Douglas Chow
Caris & Company — Analyst
PRESENTATION

Therese Hayes - QLT Inc. — VP Investor Relations
Good morning everyone and welcome to QLT’s conference call. As you will have noted, we issued two press releases today. We are here to discuss today’s announcement of a Dutch tender offer as well as our second quarter results for 2006 and to provide an update on the business going forward.
Today on the call we have Bob Butchofsky, our President and Chief Executive Officer, as well as Cam Nelson, our Chief Financial Officer.
If you have not yet received copies of our press releases issued today, you can find them by visiting our website at www.qltinc.com. The conference call is being webcast live and will be available on our website for the next 30 days. We will also post to our website an investor q-and-

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Preliminary Transcript
Jul.27.2006/5:30AM PT, QLTI — Q2 2006 QLT Inc. Earnings Conference Call
a related to the tender offer once more information is available in the tender offer circular, which will be mailed to shareholders on or about August 3rd.
Before I turn the call over to Bob, I would like to take a few moments to go over the Safe Harbor statement.
Certain statements in this conference call constitute forward-looking statements of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute forward-looking information within the meaning of the applicable Canadian Securities Laws, which involve known and unknown risks and uncertainties and other factors that may cause our actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements.
Forward-looking statements include the Company’s 2006 Visudyne and Eligard sales projections; projections as to future use and competitive outlook for Visudyne, Eligard, and the Company’s other products; projections of the Company’s 2006 EPS, SG&A, and R&D expenses; projections as to the outcome of the tender offer announced today and any future value of our stock; projections as to the outcome of clinical studies or data involving Visudyne in combination with [other] agents and the impact that data may have on future use of Visudyne; projections as to the outcome of the ongoing TAP and MEEI patent litigations; the outcome of our other product development efforts and our expectations with respect to our efforts to divest in non-core assets; and statements which contain language such as “assuming”, “prospects”, “future”, “projects”, “estimates”, “expects”, and “outlook”. These statements are only predictions and there are a number of risks.
Uncertainties and other factors which could cause actual events to differ materially, including factors described in detail in QLT’s Annual Information Form on Form 10-K, quarterly reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authority.
Forward-looking statements are based on the current expectations of QLT and QLT does not assume any obligation to update such information to reflect later events or developments except as required by law.
And with that I’ll turn the call over to Bob.

Bob Butchofsky - QLT Inc. — President and CEO
Thanks Therese. Good morning everyone and thanks for taking the time to join us today.
As you saw in our press release today, we announced our intention to undertake an important transaction that we believe will efficiently return capital to QLT shareholders who choose to participate while making an attractive investment with excess cash currently on our balance sheet. Our Board of Directors has authorized a repurchase of up to 13 million common shares or 15% or our shares outstanding.
We decided to take this action now because we believe QLT is undervalued. Our Board and Management strongly believed that our stock price does not reflect the underlying value of the Company or the potential we have for creating shareholder value. Given our announced intention to focus on ocular and our confidence in Visudyne, the Board and Management considered a number of different strategic options to address this discrepancy in valuation. We believe this buyback demonstrates both the Board and Management’s confidence in the Company and its future.
We believe that one of the main reasons the Company is undervalued is that the market has lost confidence in Visudyne’s potential. However, we expect that recent events such as the [peer] data, increase in physician interest, and preliminary data on combination therapy suggests that the very conservative scenarios for Visudyne are unlikely. At this point in time it may be difficult for the financial markets to measure the level of interest in Visudyne in combination, because although this interest is reflected in the number of combination studies either planned or already underway, it is still too early for it to be reflected in our sales results.
As we stated in our Q1 conference call in April, we expected weakness in Visudyne’s sales throughout the first three quarters of this year. Avastin and now Lucentis has already impacted and will continue to impact Visudyne’s sales in the U.S. through the third and potential fourth quarters of this year. However, we expect Visudyne will find its place and remain an important treatment option for patients with AMD, particularly in combination with other agents. We expect data from ongoing combination studies to start to affect sales levels toward the end of this year and into next year.

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Preliminary Transcript
Jul.27.2006/5:30AM PT, QLTI — Q2 2006 QLT Inc. Earnings Conference Call
Now on Monday of last week we announced sales of Visudyne for the quarter, which was $95.3 million. We don’t provide quarterly sales guidance; however, I can tell you that this result was roughly in line with our internal estimates for the year-to-date. We believe that the shift that would normally occur with a new product launch like Lucentis has been largely felt because of Avastin introduced over the last year.
Given the results seen in the second quarter and the data we have received in the last couple of weeks, we are trending toward the lower end of our guidance range, so we are narrowing the Visudyne sales range to $370 to $385 million from the previous range of $370 to $400 million.
Now to provide additional perspective on the second quarter sales numbers, European sales were right on target and U.S. sales were slightly softer than we had anticipated. The biggest factor contributing to the decline in U.S. sales over the first quarter relate to the expanded Medicare coverage of Avastin which occurred in March. And while this is not a universal CMS coverage policy, most U.S. Medicare carriers are now providing coverage for both the injection procedure and drug when Avastin is used in the treatment of AMD. Now to be clear prior to March, not only were most carriers not covering the drug cost when used for AMD, they were not covering the injection procedure either.
Now as you would expect and as most of you know, we spend a considerable amount of time and effort tracking retinal specialists’ practice patterns as well as their views on the future treatment of AMD. The information gathered through the sales tracker tools and attitude and usage surveys indicates that physicians are increasingly seeing a benefit for the use of Visudyne in combination with anti-VEGF agents. And once again, there are two arguments we’re making. One is related to the unique mechanism of action of Visudyne and the second argument is not one of efficacy, but rather one of reducing the frequency of injection and the duration of treatment of the anti-VEGF agent.
Recently the Lucentis peer data also supports the opportunity as a reminder that peer data clearly demonstrated that if the number of anti-VEGF treatments is reduced, the improvement in vision is lost and patients return fairly quickly to baseline. Now given the cost of chronic therapy and the difficulty of repeated intravitreal injections, we believe there is a significant need to reduce the number of injections into the eye while still maintaining the improvement in vision that has become the expectation of both physicians and patients.
Now given our confidence that I’ve talked about in Visudyne’s future and the strategic initiatives we have in place, we think this is an opportune time to take advantage of what we think is an undervalued stock price. We’ve experienced significant change in our shareholder base over the past year as we’ve encountered several setbacks and subsequently lost the confidence of several long-standing investors. Therefore, we believe now is the appropriate time to distribute excess cash as we continue to execute our strategic initiatives and strive to demonstrate our commitment to creating shareholder value.
The Board and Management has spent a great deal of time analyzing our business, the sector, and the opportunities and challenges ahead. We believe the buyback creates the right balance between efficiently returning capital to shareholders and doing what is required to grow our business for the long term. We haven’t taken this decision lightly. In particular, we have considered its impact on our ability to grow our business and we have concluded that it will not impact our ability to implement our strategic plan and achieve our objectives.

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Preliminary Transcript
Jul.27.2006/5:30AM PT, QLTI — Q2 2006 QLT Inc. Earnings Conference Call
Now in order to grow our business and build longer-term shareholder value, we need to enhance our pipeline. We’ve previously communicated our strategy to build the business through the acquisition of early to mid-stage ocular focused opportunities. We have done two deals so far this year; as an example, Retinagenix and Advanced Ocular [Science], and that shows our commitment to execute on this strategy.
We believe that one of the benefits of the buyback at the target levels announced is that any new opportunities that we add to our existing base will be magnified for our shareholders due to the significant reduction in the shares outstanding.
We’ve also previously announced our strategy to refocus the Company and divest non-core assets, and we’re advancing in this process to divest the generic dermatology and manufacturing business. Now as anyone who has ever been involved in transactions like this will know, it often takes longer than expected to complete a deal. As an update, I am pleased to tell you that interested parties are currently conducting due diligence and site visits and we will work hard to move these forward to our goal of completing the divestiture by the end of the year.
As you know, we’ve had a normal course issuer bid in place for some time and have returned approximately $51 million to shareholders through that bid. We have terminated that normal course bid and expect to return approximately $100 million to shareholders in one step, by way of the Dutch tender announced today.
Now finally, I want to mention the pending TAP litigation. The appeal on the TAP litigation has been filed and is now fully briefed. A Court of Appeal granted QLT USA’s motion for an early hearing date, which is now scheduled for September 8th. We expect a decision on the appeal to fall within a few months of that hearing and, hopefully, before the start of the damages trial, which is currently scheduled for November 29th. However, we must prepare for the event that the appeal is not decided before damages trial or is unsuccessful, and as a result the lawyers have been and will continue to be deep in the discovery process, as Cam will discuss further in his section.
We continue to believe in the merits of the case on appeal and beyond that, through the sensitivity surrounding ongoing litigation, I can’t given you any further guidance. I do want to tell you that we considered the outstanding litigation in the context of our decision to move forward with this tender offer and concluded that these are separate issues.

Cam Nelson - QLT Inc. — CFO
Thanks Bob. I would like to start by outlining briefly some of the key terms of the modified Dutch option tender offer that we announced today.
In terms of timing, we expect the tender offer period will begin late next week when we mail the tender offer circular to our shareholders and file all appropriate documents with the U.S. and Canadian Securities Commissions. The offer period will run for 35 calendar days and assuming we have no delays in the mailing will end on Friday, September 8th at 5:00 p.m. Eastern time.
Shareholders will be able to tender shares anywhere in the price range of $7 to $8, but only in $0.10 increments. In other words, shareholders can tender at $7 even, $7.10, $7.20, $7.30, etcetera, up to the top of the range at $8.
At the expiration of the tender offer we expect to collect the lowest single purchase price that allows us to purchase our target 13 million shares and pay that purchase price for all shares tendered at or below the purchase price. If more than 13 million shares are tendered at the determined purchase price, we’re entitled to do one of two things. First, we can prorate all tendering shareholders, except for odd-lot shareholders. Or, second, we can increase the number of shares to be purchased, but this requires that the offer be extended at least 10 more business days. If less than 13 million shares are tendered within the price range, we could 1) purchase the shares tendered and allow the offer to expire, 2) extend the expiration date of the tender offer on the same term, or 3) increase the price range, which again would require the offer to stay open for another 10 business days.
At any time we can change the terms of the buyback; for example, increasing the number of shares to repurchase or changing the price range. But this requires that the tender offer remain open for a minimum of 10 business days from the date that notice of the change was given.
And, finally, shareholders may withdraw their shares at any time during which the tender offer remains open.
QUESTION AND ANSWER

Prakash Gowd - National Bank Financial — Analyst

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Preliminary Transcript
Jul.27.2006/5:30AM PT, QLTI — Q2 2006 QLT Inc. Earnings Conference Call
Just two short questions— the $7 to $8 target for your tender offer, can you give a little bit of color on how that target came to be and did it in any way reflect about your assessment of fair value?

Bob Butchofsky - QLT Inc. — President and CEO
It is taking into account the fair value assessment as well as benchmarking of other types of transactions like this kind. We basically come to a premium range of 5 to 15% over where we closed yesterday. Excuse me, it’s 5 to 20% premium over where we closed yesterday and we think in benchmarking this transaction that is really right in the heart of where most of these transactions occur.

Prakash Gowd - National Bank Financial — Analyst
And under what circumstances can you actually cap the tender offer?

Bob Butchofsky - QLT Inc. — President and CEO
Cam, can you address that one?

Cam Nelson - QLT Inc. — CFO
Yes. There are lots of different circumstances that are going to be outlined in detail in the [commission] circular next week that gets mailed out.

Prakash Gowd - National Bank Financial — Analyst
Okay. That’s fine. And just, I think you did mention this Cam and I think I missed it. What was your share count assumption in making your calculation of your EPS guidance [inaudible].

Cam Nelson - QLT Inc. — CFO
$84 to $85 million.

Prakash Gowd - National Bank Financial — Analyst
And that’s assuming full repurchase?

Cam Nelson - QLT Inc. — CFO
Yes, that’s right, but it is a weighted average number for the year, so we get four months to benefit at the lower number after the repurchase.

David Dean - Sprott Securities — Analyst
Okay. That’s great. I’m also wondering what considerations you had around the timing of the tender offer. I know you suggested that perhaps some of the past litigation might have had an impact, but I can’t help but notice it ends one day before the retinal meeting in France. I’m wondering if you have any expectations for a combination commentary of Avastin.

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Preliminary Transcript
Jul.27.2006/5:30AM PT, QLTI — Q2 2006 QLT Inc. Earnings Conference Call

Bob Butchofsky - QLT Inc. — President and CEO
We really don’t. There is never an easy time to schedule something like this that is going to be held over 30 or 40 days. We have ongoing milestones, not just the ASRS meeting, but the Retina Society in October, AAO in November. Linking it to this conference call we felt was important, and so there is no mystery other than this was the most opportune time we felt that we could implement it.

Sandy Dare - Morgan Stanley — Analyst
And then just a last question— can you talk more about the rationale behind the Dutch option? What else could the Company evaluate to increase shareholder values, what the other option could have been?

Bob Butchofsky - QLT Inc. — President and CEO
We looked at a number of different options of returning some cash to shareholders. Ultimately, we felt that this was the most efficient and effective way, while making a statement that we believe the Company is undervalued and we believe in our prospects for Visudyne going forward and our prospects to turn the Company around focusing on ocular and growing the long-term value. So we evaluated a number of different things, but we felt that this was the appropriate step to take and now was the appropriate time to implement it.

Douglas Chow - Caris & Company — Analyst
Hi. Thanks for taking my question. Just regarding the pricing for Visudyne, I was just wondering if you thought there might be room to maybe push that higher given it’s really taking on a different role.
And the second question is just regarding the Dutch auction. Given that the share price last night was below what you planned to ask for it, could you just explain why do you think that [happened]?

Bob Butchofsky - QLT Inc. — President and CEO
Okay. On pricing for Visudyne, it’s really difficult to raise the price of a physician-administered drug. I don’t foresee, but, again, Novartis controls the pricing strategy largely for Visudyne. I don’t anticipate that we’re going to see increases in price for Visudyne over time.
On the Dutch question, I’ll let Cam take a stab at that one.

Cam Nelson - QLT Inc. — CFO
I think the 5 to 20% premium that we’re paying is very typical for all those precedent transactions that have happened over the past five years. It’s probably right on the norm. And we chose to do the Dutch to make— it makes a strong statement about our convictions in Visudyne and the combination therapy. It gets the capital. It returns the excess cash to the shareholders quickly rather than over time and at risk and that’s the reason we chose that option to do it.

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Preliminary Transcript
Jul.27.2006/5:30AM PT, QLTI — Q2 2006 QLT Inc. Earnings Conference Call

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